UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25           -----------------------
                                                             SEC FILE NUMBER
                           NOTIFICATION OF LATE FILING           0-49692
                                                         -----------------------

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                                                              CUSIP NUMBER
                                                                85511U106
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(Check  One):  [X]  Form  10-K  [  ]  Form  20-F  [  ]  Form  11-K  [  ]
Form  10-Q  [  ]  Form  N-SAR  [  ]  Form N-CSR

      For Period Ended        December 31, 2004
                           -------------------------

      [  ]  Transition Report on Form 10-K
      [  ]  Transition Report on Form 20-F
      [  ]  Transition Report on Form 11-K
      [  ]  Transition Report on Form 10-Q
      [  ]  Transition Report on Form N-SAR

      For the Transition Period Ended
                                            -----------------------------

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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VitroTech Corporation
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Full Name of Registrant

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Former Name if Applicable

5 Hutton Centre Dr., Suite 700
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Address of Principal Executive Offices (Street and Number)


Santa Ana, California 92707
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City, State and Zip Code

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PART II - RULE 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar
[X] day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
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State below in reasonable  detail the reasons why Forms 10-K,  20-F, 11-K, 10-Q,
N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The registrant has limited management and financial resources. As a result of delays in completion of the financial statements associated with the demands on management and financial resources, the registrant is unable to file its Form 10-KSB for the year ended December 31, 2004 by the prescribed due date.

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PART IV - OTHER INFORMATION
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(1)   Name  and  telephone  number  of  person  to  contact  in  regard  to this notification

          Michael Sanders            832                   446-2599
      -----------------------  ----------------    -----------------------------
               (Name             (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

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(3)   Is it  anticipated  that any  significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

      If so, attach an explanation of the anticipated  change,  both narratively
      and  quantitatively,   and,  if  appropriate,  state  the  reasons  why  a
      reasonable estimate of the results cannot be made.

      The  registrant  completed  a  reverse  merger  transaction  during  2004, invested substantial resources in implementing its business plan, experienced changes in senior management and implemented a new sales and distribution strategy. As a result of the foregoing changes implemented during the year, operating expenses increased substantially during 2004 as compared to 2003 and revenues declined sharply. Revenues for 2004 are expected to be less than $100,000. Because the financial statements have not been finalized, the loss for the year cannot reasonably be estimated.
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                              VitroTech Corporation
                         -------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date         March 31, 2005            By
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                                                 Glenn Easterbrook, President